Optimus Healthcare Services, Inc.

1400 Old Country Road, Suite 306

Westbury, NY 11590

August 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie Lauren Nguyen

Re:	Optimus Healthcare Services, Inc. Registration Statement on Form S-1 File No. 333-280575

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Optimus Healthcare Services, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, August 8, 2024, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

OPTIMUS HEALTHCARE SERVICES, INC.

By:	/s/ Cliff Saffron
Name:	Cliff Saffron
Title:	Interim Chief Executive Officer and General Counsel